SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Education Lending Group, Inc.
(Name of Subject Company)

CIT ELG Corporation
a wholly owned subsidiary of
CIT Group Inc.
(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Share
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000
(Name, Address and Telephone Number of Persons Authorized toReceive
Notices and Communications on Behalf of filing persons)

Copy to:
Peter D. Lyons
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$377,398,083.15	$44,419.76

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $19.05, the per share tender offer price, by 19,810,923, the sum of the 17,832,052 currently outstanding shares of Common Stock sought in the Offer and the 1,978,871 shares of Common Stock subject to vested options and warrants as of December 31, 2004.
**	Calculated as 0.011770% of the transaction value.
| |	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable Filing Party: Not applicable Form or Registration No.: Not applicable Date Filed: Not applicable
| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
|X|	third-party tender offer subject to Rule 14d-1.
| |	issuer tender offer subject to Rule 13e-4.
| |	going-private transaction subject to Rule 13e-3.
| |	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |   |

        This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between Education Lending Group, Inc., a Delaware corporation (the “Company”) and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of January 4, 2005, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, and the Stockholder Support Agreements, dated as of January 4, 2005, between Parent and Robert deRose, Michael H. Shaut, Douglas L. Feist, James G. Clark, Fabrizio Balestri, Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler, Robert V. Antonucci, The deRose Foundation, The 5/29/1991 AMD Trust, The deRose Family Trust dated November 16, 1986 and Winton Capital Holding LTD, copies of which are attached as Exhibits (d)(2) through (d)(9) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

        Not applicable.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)	Offer to Purchase dated January 14, 2005.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 14, 2005.

(a)(8)	Press Release issued by Parent on January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

(a)(9)	Press Release issued by Parent on January 14, 2005.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

(d)(2)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Robert deRose (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(3)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Michael H. Shaut (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(4)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Douglas L. Feist (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(5)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and James G. Clark (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(6)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Fabrizio Balestri (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(7)	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler and Robert V. Antonucci (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(8)	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and The deRose Foundation, The 5/29/1991 AMD Trust and The deRose Family Trust dated November 16, 1986 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(9)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Winton Capital Holding LTD (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(10)	Confidentiality Agreement, dated November 3, 2004, between the Company and Parent.

(d)(11)	Exclusivity Agreement, dated January 2, 2005, by and between the Company and Parent.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005

CIT ELG CORPORATION By: /s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005

CIT GROUP INC. By: /s/ Robert J. Ingato Name: Robert J. Ingato Title: Executive Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)	Offer to Purchase dated January 14, 2005.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter from D.F. King & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 14, 2005.

(a)(8)	Press Release issued by Parent on January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

(a)(9)	Press Release issued by Parent on January 14, 2005.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 6, 2005).

(d)(2)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Robert deRose (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(3)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Michael H. Shaut (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(4)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Douglas L. Feist (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(5)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and James G. Clark (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(6)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Fabrizio Balestri (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(7)	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and Samuel Belzberg, C. David Bushley, Richard J. Hughes, Leo Kornfeld, Jeffrey E. Stiefler and Robert V. Antonucci (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(8)	Stockholders Support Agreement, dated as of January 4, 2005, among Parent and The deRose Foundation, The 5/29/1991 AMD Trust and The deRose Family Trust dated November 16, 1986 (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(9)	Stockholder Support Agreement, dated as of January 4, 2005, between Parent and Winton Capital Holding LTD (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 7, 2005).

(d)(10)	Confidentiality Agreement, dated November 3, 2004, between the Company and Parent.

(d)(11)	Exclusivity Agreement, dated January 2, 2005, by and between the Company and Parent.

(g)	None.

(h)	None.